UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

QUIKBYTE SOFTWARE, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
74838 K306
(CUSIP Number)
Steve Zaniboni
XIFIN, Inc.
3394 Carmel Mountain Road, Suite 200
San Diego, CA 92121
Telephone: (858) 967-8014
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74838 K306

1	NAMES OF REPORTING PERSONS Stephen Zaniboni

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		25,484,329(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,484,329(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,484,329(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes all shares of common stock that the Reporting Person beneficially owns as of the date of the event which requires filing of this Schedule 13D, including an aggregate of 5,096,865 shares being held in escrow as of the date of the event which requires filing of this Schedule 13D, as described in Item 4 of this Schedule 13D.
(2) Percentage of class calculated based on an aggregate of 225,084,127 shares issued and outstanding, after giving effect to the transactions described in Item 4 of this Schedule 13D, as reported in the Issuer’s Current Report on Form 8-K, dated September 18, 2009 and filed with the Securities and Exchange Commission (“SEC”) on September 21, 2009, as amended by Amendment No. 1 on Form 8-K/A, dated September 21, 2009 and filed with the SEC on September 22, 2009 (together, the “Issuer’s 8-K”).

ITEM 1. Security and Issuer.
This Schedule 13D is filed with respect to the common stock, par value $0.0001 per share, of QuikByte Software, Inc., a Colorado corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6042 Cornerstone Ct. West, Suite B, San Diego, CA 92121.
ITEM 2. Identity and Background.
1.	This Schedule 13D is filed by Stephen Zaniboni (the “Reporting Person”).

2.	The Reporting Person is the Chief Financial Officer of XIFIN, Inc. XIFN Inc. has the following business address:
XIFIN Inc.
3394 Carmel Mountain Road, Suite 200
San Diego, CA 92121
3.	The Reporting Person is not an officer or member of the Board of Directors of the Issuer.

4.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

5.	The Reporting Person has not, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6.	The Reporting Person is a citizen of the United States of America.
ITEM 3. Source and Amount of Funds or Other Consideration.
On September 21, 2009, the Issuer consummated its acquisition of Sorrento Therapeutics, Inc., a Delaware corporation (“STI”), pursuant to that certain Merger Agreement, dated July 14, 2009, as amended (referred to as the “Merger Agreement”), by and among the Issuer, STI and Sorrento Merger Corp., Inc., a Delaware corporation and the Issuer’s wholly-owned subsidiary (“Merger Sub”), Stephen Zaniboni, as Stockholders’ Agent thereunder, and Glenn Halpryn, as Parent Representative thereunder. In accordance with the Merger Agreement, Merger Sub merged with and into STI, with STI as the surviving corporation and as the Issuer’s wholly-owned subsidiary (the “Merger”). At the closing of the Merger, all of the issued and outstanding shares of STI common stock (the “STI Shares”) were converted into the right to receive an aggregate of 169,375,807 shares of the Issuer’s common stock (the “Issuer Shares”), of which an aggregate of 16,937,576 Issuer Shares were placed into escrow to satisfy the indemnification obligations of the holders of the STI Shares to the Issuer under the Merger Agreement, as described in Item 4 of this Schedule 13D.

Prior to the Merger, the Reporting Person held an aggregate of 1,000,000 STI Shares. These shares were converted into an aggregate of 25,484,329 Issuer Shares at the closing of the Merger, 2,548,432 of which were placed into escrow, as described in Item 4 of this Schedule 13D.
The foregoing description of the terms of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibits 1 and 2 to this Schedule 13D and incorporated herein by reference.
The Reporting Person did not acquire beneficial ownership of any STI Shares with borrowed funds.
ITEM 4. Purpose of Transaction.
On September 21, 2009, the Issuer consummated its acquisition of STI pursuant to the Merger Agreement. In accordance with the Merger Agreement, Merger Sub merged with and into STI, with STI as the surviving corporation and as the Issuer’s wholly-owned subsidiary. At the closing of the Merger, all of the issued and outstanding STI Shares were converted into the right to receive an aggregate of 169,375,807 Issuer Shares, of which an aggregate of 16,937,576 Issuer Shares were placed into escrow pursuant to that certain Escrow Agreement, dated September 18, 2009, by and among the Issuer, the Stockholders’ Agent, the Parent Representative and Bank of America, N.A. (the “Escrow Agreement”), to satisfy indemnification obligations of STI to the Issuer, if any, in connection with certain matters set forth in the Merger Agreement. The consolidation effected by the Merger will be accounted for as a reverse acquisition wherein STI will be treated as the acquirer for accounting purposes since it controlled the combined enterprise effective as of the closing of the Merger.
On September 18, 2009, the Issuer entered into the Stock Purchase Agreement with the certain investors (the “Stock Purchase Agreement”) pursuant to which the Issuer sold an aggregate of 44,634,374 Issuer Shares in consideration for an aggregate purchase price of $2.0 million (the “Financing”). The Reporting Person, did not acquire any Issuer Shares in the Financing.
Additionally, pursuant to the Merger Agreement, upon consummation of the Merger, the Board of Directors of the Issuer was expanded from five to seven members, all directors of the Issuer as of immediately prior to the Merger, except for Mr. Glenn Halpryn and Dr. Curtis Lockshin, resigned, and the following new directors were appointed to the Issuer’s Board of Directors: the Reporting Person; Dr. James Freedman, Dr. Henry Ji, Mr. Ernst-Güenter Afting and Mr. Lewis Shuster. Each of the new directors will hold office until the earlier of the next annual meeting of shareholders and the election and qualification of their successors or their earlier death, resignation or removal. Additionally, effective upon consummation of the Merger, Glenn L. Halpryn resigned as Chief Executive Officer and President and Noah Silver resigned as Vice President, Secretary and Treasurer, and the Issuer’s Board of Directors appointed the Reporting Person as the Chief Executive Officer of the Issuer and Dr. Henry Ji as the Chief Scientific Officer and Secretary of the Issuer.
Also pursuant to the Merger Agreement, the holders of 66.2% of the Issuer Shares as of prior to the Financing, the prior holders of 100% of the STI Shares and the holders of 100% of the Issuer Shares acquired by the investors in the Financing entered into lock-up agreements with the Issuer in respect of each such persons’ or entities’ Issuer Shares (the “Lock-up Agreements”). The Lock-up Agreements provide that such Issuer Shares may not be sold, directly or indirectly, on or before September 21, 2011, subject to certain exceptions.
Subject to approval by the Issuer’s shareholders, the Issuer intends to change its name to “Sorrento Therapeutics, Inc.” and redomesticate or reincorporate from a corporation organized and existing under the laws of the State of Colorado to a corporation organized and existing under the laws of the State of Delaware. Former holders of STI Shares, which currently represent more than 50% of the outstanding Issuer Shares, have entered into a Stockholder Voting Agreement, dated July 14, 2009, with the Issuer (the “Voting Agreement”), under which these former holders of STI Shares have agreed to vote their Issuer Shares in favor of the preceding matters if a vote to approve them is held on or before December 21, 2009 (or March 21, 2010 in the case of a review by the SEC of the Issuer’s 8-K. Among such holders who have entered into the Voting Agreement is the Reporting Person.

The foregoing description of the terms of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibits 1 and 2 to this Schedule 13D and incorporated herein by reference. The foregoing description of the terms of the Escrow Agreement is qualified in its entirety by reference to the copy of the Escrow Agreement filed as Exhibit 5 to this Schedule 13D and incorporated herein by reference. The foregoing description of the terms of the Stock Purchase Agreement is qualified in its entirety by reference to the copy of the Stock Purchase Agreement filed as Exhibit 6 to this Schedule 13D and incorporated herein by reference. The foregoing description of the terms of the Lock-up Agreements is qualified in its entirety by reference to the copy of the Lock-up Agreements, a form of which is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference. The foregoing description of the terms of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement filed as Exhibit 3 to this Schedule 13D and incorporated herein by reference.
The Reporting Person does not have any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
1.	The Reporting Person has beneficial ownership of an aggregate of 25,484,329 Issuer Shares. Based on an aggregate of 225,084,127 Issuer Shares outstanding as of September 18, 2009, after giving effect to the transactions described in Item 4 of this Schedule 13D, the Reporting Person beneficially owned 11.3% of the Issuer Shares as of September 21, 2009.

2.	The Reporting Person has the sole power to vote and dispose of all the Issuer Shares beneficially owned by such person, except that an aggregate of 2,548,432 of these shares are held in escrow, as described in Item 4 of this Schedule 13D.

3.	Except as part of the Merger and the transactions contemplated by the Merger Agreement, as described in Item 4 of this Schedule 13D, the Reporting Person has not effected any transaction in the Issuer Shares during the past 60 days.

4.	The Reporting Person does not have the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Issuer Shares.

5.	Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Reporting Person was the Chief Financial Officer and member of the Board of Directors of STI prior to the Merger. In connection with the Merger, the Reporting Person resigned form both the Chief Financial Officer position and the Board of Directors of the Issuer.
Also pursuant to the Merger Agreement, the Reporting Person entered into a Lock-up Agreement, dated September 8, 2009, with the Issuer. Under the Lock-up Agreement, the Issuer Shares held by the Reporting Person may not be sold, directly or indirectly, on or before September 21, 2011, subject to certain exceptions.
The foregoing description of the terms of the Lock-up Agreement is qualified in its entirety by reference to the copy of the Lock-up Agreement, a form of which is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference.
ITEM 7. Material to Be Filed as Exhibits.

Exhibit
Number	Description

Exhibit 1	Merger Agreement, dated July 14, 2009, by and among QuikByte Software, Inc. (the “Issuer”), Sorrento Therapeutics, Inc., Sorrento Merger Corp., Inc., the Stockholders’ Agent and the Parent Representative (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, dated July 14, 2009, as filed with the SEC on July 14, 2009).

Exhibit 2	First Amendment to Merger Agreement, dated August 26, 2009, by and among the Issuer, Sorrento Therapeutics, Inc., Sorrento Merger Corp., Inc., the Stockholders’ Agent and the Parent Representative (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K, dated August 26, 2009, as filed with the SEC on August 26, 2009).

Exhibit 3	Form of Stockholder Voting Agreement by and among the Issuer and the Stockholder of Sorrento Therapeutics, Inc. set forth on the signature page thereto, dated as of July 14, 2009 (incorporated by reference to Exhibit 9.1 to the Issuer’s Current Report on Form 8-K, dated September 18, 2009, as filed with the SEC on September 21, 2009).

Exhibit 4	Lockup Agreement, dated September 8, 2009, between the Issuer and Stephen Zaniboni (the “Reporting Person”).

Exhibit 5	Escrow Agreement, dated September 21, 2009, by and among the Issuer, the Stockholders’ Agent, the Parent Representative and Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K/A, dated September 21, 2009, as filed with the SEC on September 22, 2009).

Exhibit 6	Form of Stock Purchase Agreement, dated September 18, 2009, by and among the Issuer and the Investors listed on Exhibit A thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated September 18, 2009, as filed with the SEC on September 21, 2009).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2009	/s/ Stephen Zaniboni
Stephen Zaniboni

EXHIBIT INDEX

Exhibit
Number	Description

Exhibit 1	Merger Agreement, dated July 14, 2009, by and among QuikByte Software, Inc. (the “Issuer”), Sorrento Therapeutics, Inc., Sorrento Merger Corp., Inc., the Stockholders’ Agent and the Parent Representative (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, dated July 14, 2009, as filed with the SEC on July 14, 2009).

Exhibit 2	First Amendment to Merger Agreement, dated August 26, 2009, by and among the Issuer, Sorrento Therapeutics, Inc., Sorrento Merger Corp., Inc., the Stockholders’ Agent and the Parent Representative (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K, dated August 26, 2009, as filed with the SEC on August 26, 2009).

Exhibit 3	Form of Stockholder Voting Agreement by and among the Issuer and the Stockholder of Sorrento Therapeutics, Inc. set forth on the signature page thereto, dated as of July 14, 2009 (incorporated by reference to Exhibit 9.1 to the Issuer’s Current Report on Form 8-K, dated September 18, 2009, as filed with the SEC on September 21, 2009).

Exhibit 4	Lockup Agreement, dated September 8, 2009, between the Issuer and Stephen Zaniboni (the “Reporting Person”).

Exhibit 5	Escrow Agreement, dated September 21, 2009, by and among the Issuer, the Stockholders’ Agent, the Parent Representative and Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K/A, dated September 21, 2009, as filed with the SEC on September 22, 2009).

Exhibit 6	Form of Stock Purchase Agreement, dated September 18, 2009, by and among the Issuer and the Investors listed on Exhibit A thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated September 18, 2009, as filed with the SEC on September 21, 2009).